Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED UNIT DISTRIBUTIONS

	Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$68,157	$42,010	$32,670	$37,065	$21,747
Fixed charges	96,315	92,968	108,271	111,397	106,540
Capitalized interest	(1,419)	(4,555)	(8,312)	(9,743)	(5,002)
Distributions of earnings from unconsolidated affiliates	4,377	4,103	5,978	4,271	7,335
Total earnings	$167,430	$134,526	$138,607	$142,990	$130,620

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$87,726	$81,982	$92,858	$93,894	$93,598
Amortization of deferred financing costs	3,385	2,760	2,716	2,415	2,375
Financing obligations interest expense	2,261	2,063	2,918	3,930	4,162
Capitalized interest	1,419	4,555	8,312	9,743	5,002
Interest component of rental expense	1,524	1,608	1,467	1,415	1,403
Total fixed charges	96,315	92,968	108,271	111,397	106,540
Preferred Unit distributions	6,708	6,708	9,804	13,477	17,063
Total fixed charges and Preferred Unit distributions	$103,023	$99,676	$118,075	$124,874	$123,603

Ratio of earnings to fixed charges	1.74	1.45	1.28	1.28	1.23

Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.63	1.35	1.17	1.15	1.06